# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenWorld, Inc., CIK 0001104038
CUSIP: 92346X305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, 801 INTERNATIONAL PARKWAY, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 10/30/2026
Amends the filing with accession number 0000891839-26-000459
Filed by CIK 0002149532
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- Hernandez Gerard Albert Palana (CIK 0002149532): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 17,077; shared voting power 685,922; sole dispositive power 17,077; shared dispositive power 685,922; aggregate amount beneficially owned 702,999 (4.4% of the class)
  Comment: The figures included above include: (i) 386,348 shares of common stock held by GM Consulting Group Inc., of which Mr. Hernandez and his spouse each hold a 50% ownership interest; (ii) shares underlying 299,574 stock options that are presently exercisable, which are held by GM Consulting Group Inc.; and (iii) 17,077 shares of common stock held by LB2 Capital Partners LLC, of which Mr. Hernandez has sole voting and dispositive power.
  
  The percentage in row 13 above is based on 15,615,199 shares of common stock issued and outstanding as of November 3, 2026 plus shares underlying 299,574 stock options that are presently exercisable.
- GM Consulting Group Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 685,922; sole dispositive power 0; shared dispositive power 685,922; aggregate amount beneficially owned 685,922 (4.3% of the class)
  Comment: The figures included above include: (i) 386,348 shares of common stock held by GM Consulting Group Inc., of which Mr. Hernandez and his spouse each hold a 50% ownership interest; and (ii) shares underlying 299,574 stock options that are presently exercisable, which are held by GM Consulting Group Inc.
  
  The percentage in row 13 above is based on 15,615,199 shares of common stock issued and outstanding as of November 3, 2026 plus shares underlying 299,574 stock options that are presently exercisable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OpenWorld, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, 801 INTERNATIONAL PARKWAY, LAKE MARY, Florida (FL), 32746
Comment:
The initial statement on Schedule 13D filed on October 7, 2026 (the Initial Schedule 13D) by Gerard Hernandez (Mr. Hernandez) and GM Consulting Group Inc. (GM Consulting, and together with Mr. Hernandez, the Reporting Persons), relating to the shares of common stock, par value $0.001 per share (Shares) of OpenWorld, Inc., a Nevada corporation (the Issuer) is hereby amended with respect to the matters set forth below in this Amendment No. 1. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D.

The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Present principal occupation or employment: Mr. Hernandez's principal occupation is acting as the Chief Financial Officer of the Issuer. The Issuer's address is 801 International Parkway, Fifth Floor, Lake Mary, FL 32746.

## Item 4. Purpose of Transaction
Purpose of transaction: As disclosed in the Issuer's Form 8-K filed with the SEC on October 30, 2026, in connection with the closing of Issuer's registered direct public offering on October 30, 2026 (the Offering), 1,494,084 Shares of common stock of the Issuer were issued to a certain institutional investor. Following the Offering, there were 15,615,199 Shares of common stock issued and outstanding, resulting in the each of Reporting Persons ceasing to be a five percent or greater beneficial owner of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D (Amendment No. 1), the aggregate number of Shares of the Issuer beneficially owned by the Reporting Persons is 702,999, which is comprised of 386,348 Shares owned by GM Consulting, 17,077 Shares owned by LB2 Capital Partners LLC, and 299,574 Shares underlying presently exercisable stock options held by GM Consulting. The percentage of the aggregate Shares beneficially owned by the Reporting Persons is 4.4%.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D (Amendment No. 1), Mr. Hernandez has sole voting and dispositive power over 17,077 Shares of the Issuer, and has shared voting and dispositive power over 685,922 Shares of the Issuer. GM Consulting has shared voting and dispositive power over 685,922 Shares of the Issuer.
Transactions in the class effected during the past sixty days:
As described in Item 3 of the Initial Schedule 13D, prior the closing of the Agreement and Plan of Merger by and among VerifyMe, Inc., VRME Subsidiary Corp. and Open Word Ltd. (the Merger), which occurred on September 30, 2026, GM Consulting held 5,000 shares of OpenWorld Ltd., a Cayman Island entity (OpenWorld Ltd). LB2 Capital Partners LLC owned an aggregate of 221 shares of OpenWorld Ltd. Upon the closing of the Merger, each outstanding share of OpenWorld Ltd. was converted into a Share of the Issuer at a ratio of 1:77.27. Upon closing of the Merger on September 30, 2026, GM Consulting's 5,000 shares of OpenWorld Ltd converted to 386,348 Shares of the Issuer and LB2 Capital Partners LLC's 221 shares of OpenWorld Ltd converted to 17,077 Shares of the Issuer. The Reporting Person's did not pay any monetary consideration for the conversions.

Prior to the closing of the Merger, GM Consulting held an aggregate of 3,877 stock options over OpenWorld Ltd. shares. Upon closing of the Merger, GM Consulting received replacement stock options over Shares of the Issuer under the Issuer's 2020 Equity Incentive Plane, as amended, totaling 299,574 options.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's securities effective October 30, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Effective October 23, 2026, Mr. Hernandez was appointed by the Issuer's board of directors to serve as the Issuer's Chief Financial Officer. In connection with Mr. Hernandez's appointment, Mr. Hernandez and the Issuer entered into an amendment to Mr. Hernandez's employment agreement, effective October 23, 2026. A full description of the employment agreement is located in the Issuer's Form 8-K filed with the SEC on October 26, 2026, which is incorporated by reference herein.

As described in Items 3 and 6 of the Initial Schedule 13D, GM Consulting currently holds an aggregate of 299,574 options issued pursuant to the Issuer's 2020 Equity Incentive Plan, as amended, which are currently exercisable. The stock options are comprised of: (i) a stock option for 154,539 Shares of the Issuer with an exercise price of $2.18 per Share that expires on December 7, 2035; and (ii) a stock option for 145,035 Shares of the Issuer with an exercise price of $6.52 per Share that expires on August 27, 2036.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Amendment to the Employment Agreement with Gerard Hernandez, dated October 23, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on October 26, 2026: https://www.sec.gov/Archives/edgar/data/1104038/000121465926013228/ex10_1.htm)

## Signatures
- Hernandez Gerard Albert Palana: /s/ Gerard Hernandez, Gerard Hernandez (11/03/2026)
- GM Consulting Group Inc.: /s/ Gerard Hernandez, Gerard Hernandez, Owner of GM Consulting Group Inc. (11/03/2026)